Exhibit 99.1

News Release

Berry Announces First Quarter 2024 Results

First Quarter Highlights

•	GAAP: Net sales of $2.9 billion; Operating income of $157 million; Earnings per share of $0.50
•	Non-GAAP: Operating EBITDA of $431 million; Adjusted earnings per share of $1.22
•	Fiscal 2024 outlook: Reaffirmed adjusted EPS guidance of $7.35 - $7.85 and free cash flow of $800 - $900 million
•	Announced plans for a tax-free spin-off and merger of the majority of our HH&S segment to include its global nonwovens and films business with Glatfelter, creating a global specialty materials leader, in a transaction expected to be valued at $3.6 billion

Kevin Kwilinski, Berry’s CEO said, “Berry delivered a solid first quarter result, in line with our expectations, as our teams executed well despite a challenging macro demand environment. Free cash flow was ahead of last year’s first quarter, putting us on track to deliver against our fiscal 2024 guidance, which we reaffirmed today. Our global teams have executed exceptionally well, implementing robust cost reductions and optimizing our product mix across our businesses. This strategic focus is helping to counter the challenges of soft market demand caused by inflation on consumers. As volumes recover we would expect an incremental benefit to earnings on more efficient assets. We are dedicated to delivering long-term value for our shareholders, and remain confident in the strength of our market positions and underlying businesses.

Building on a solid core, we have made substantial progress on two key areas of priority: customer focused organic growth through superior service and product performance and world class continuous improvement delivered through lean transformation. To this end, we pivoted our service and quality review process to be less internal focused and more driven by the voice of our customers and have began adding a net promotor score integrated process to ensure closed-loop feedback. Lean transformation is a key priority for 2024 and will become a core component of our culture going forward.

We will continue to focus on driving long-term shareholder value in fiscal 2024 and expect to prioritize repayment of debt, to meet our leverage target commitment, along with returning capital to shareholders via further share repurchases and dividend payments. We continue to believe our shares are undervalued and our repurchases reflect our confidence in the outlook for our business and long-term strategy.”

Key Financials (1)

	December Quarter
GAAP results	2023	2022
Net sales	$2,853	$3,060
Operating income	157	210
EPS (diluted)	0.50	0.85

	December Quarter		Reported	Comparable
Adjusted non-GAAP results	2023	2022	r%	r%
Net sales	$2,853	$3,060	(7)%	(9)%
Operating EBITDA	431	443	(3)%	(6)%
Adjusted EPS (diluted)	1.22	1.30	(6)%	(9)%

(1)	Adjusted non-GAAP results exclude items not considered to be ongoing operations. December 2023 included impacts of hyperinflation, business integration expenses associated with our cost reduction efforts and fees associated with our strategic review process totaling approximately $40 million. In addition, comparable change % excludes the impacts of foreign currency, acquisitions, and recent divestitures. Further details related to non-GAAP measures and reconciliations can be found under our “Non-GAAP Financial Measures and Estimates” section and in reconciliation tables in this release. In millions of USD, except per share data.

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Financial Results – First Quarter 2024

Consolidated Overview

The net sales decline is primarily attributed to decreased selling prices of $189 million due to the pass through of lower polymer costs and a 3% volume decline from continued general market softness, partially offset by a $64 million favorable impact from foreign currency changes.

The operating income decrease is primarily attributed to a $20 million unfavorable impact from price cost spread related to the timing of passing through resin costs, a $16 million unfavorable impact from the volume decline, a $15 million increase in depreciation and amortization expense, a $15 million unfavorable impact from hyperinflation in our Argentinian subsidiary and increased business integration costs. These declines were partially offset by operating income derived from acquisitions and a $10 favorable impact from foreign currency changes.

Consumer Packaging - International

The net sales decline in the Consumer Packaging International segment is primarily attributed to decreased selling prices of $31 million and a 3% volume decline from softer consumer and industrial demand in Europe, partially offset by a $40 million favorable impact from foreign currency changes.

The operating income decrease is primarily attributed to an $11 million unfavorable impact from price cost spread, a $7 million increase in depreciation and amortization expense, and an unfavorable impact from the volume decline, partially offset by a favorable impact from foreign currency changes.

Consumer Packaging - North America

The net sales decline in the Consumer Packaging North America segment is primarily attributed to decreased selling prices of $45 million and a 4% volume decline from softer overall demand, partially offset by acquisition sales of $11 million.

The operating income decrease is primarily attributed to a $6 million unfavorable impact from the volume decline and a $5 million increase in depreciation and amortization expense, partially offset by acquisition operating income.

Health, Hygiene, & Specialties

The net sales decline in the Health, Hygiene & Specialties segment is primarily attributed to decreased selling prices of $64 million and a 2% volume decline from softer demand in our hygiene and specialty markets, partially offset by a $17 million favorable impact from foreign currency changes and improved demand in our disinfectant markets.

The operating income decrease is primarily attributed to a $15 million unfavorable impact from price cost spread, a $15 million unfavorable impact from hyperinflation in our Argentinian subsidiary, and a $9 million increase in business optimization expense related to both plant rationalizations and costs associated with the formal process to evaluate strategic alternatives of the segment.

Flexibles (formerly Engineered Materials)

The net sales decline in the Flexibles segment is primarily attributed to decreased selling prices of $49 million and a 3% volume decline from softer demand in our European industrial markets, partially offset by a favorable impact from foreign currency changes and volume growth in our premium protection film products in North America.

The operating income increase is primarily attributed to an $8 million favorable impact from price cost spread.

Cash Returns to Shareholders

Berry generates significant cash flow and is committed to returning capital to shareholders. This annual cash flow provides substantial capacity to simultaneously reinvest in the business for organic growth, pay down debt, pursue bolt-on acquisitions, and return cash to shareholders through a compelling dividend as well as share repurchases. The Company expects to be within its leverage target of 2.5x – 3.5x by the end of fiscal 2024, while also returning cash to shareholders during the year, through continued share repurchases and dividends, subject to market conditions, available cash on hand and cash needs, overall financial condition, and other factors considered relevant by our Board of Directors.

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Dividend and Share Repurchases

As previously announced, Berry’s Board of Directors declared a quarterly cash dividend of $0.275 per share payable on March 15, 2024 to stockholders of record as of March 1, 2024. During the first quarter of fiscal 2024, Berry repurchased 106,000 shares for $7 million, leaving $435 million authorized for share repurchases at the end of the first fiscal quarter. Berry may repurchase shares through the open market, privately negotiated transactions or other programs, subject to market conditions. The Company continues to expect to make repurchases during the fiscal year while primarily focusing on lowering our leverage. Share repurchases are subject to market conditions, available cash on hand and cash needs, overall financial condition, and other factors considered relevant by our Board of Directors.

Announcement of Combination of Berry’s Health, Hygiene and Specialties Global Nonwovens and Films Business with Glatfelter Corporation

Today, the Company announced plans for a tax-free spin-off and merger of the majority of its HH&S segment to include its global nonwovens and films business with Glatfelter Corporation (“GLT”) which will create a global leader in specialty materials. Upon the completion of the transaction, Berry is expected to own approximately ninety percent of the newly combined company. The transaction is expected to value the combined company at $3.6 billion on an enterprise value basis. The transaction is subject to certain customary closing conditions and regulatory approvals including, but not limited to, approval by GLT shareholders, the effective filing of related registration statements, completion of a tax-free spin-off and receipt of certain required anti-trust approvals.

“This announcement is the culmination of a comprehensive review to determine the highest value alternative for Berry shareholders. We believe these two businesses can drive significant value for their respective stakeholders with more focused portfolios, positioning each for greater success. Berry will now become a pure-play leading supplier of innovative, sustainable global packaging solutions and we believe this focus will result in an even more predictable, stable earnings and growth profile for Berry. This proposed transaction is a significant step in the optimization of our portfolio and allows Berry’s management team to be one hundred percent laser-focused on driving consistent long-term growth with a more simplified and aligned portfolio. In conjunction with this announcement and our continued evolution of driving positive product mix inside our Engineered Materials segment into higher value products, we are renaming this segment today, to Flexibles,” stated Kevin Kwilinski, Berry’s CEO.

Fiscal Year 2024 Guidance - Reaffirmed

(based on information available as of February 7, 2024)

•	Adjusted earnings per share range of $7.35 - $7.85
•	Cash flow from operations range of $1.35 - $1.45 billion; free cash flow range of $800-$900 million
•	Committed to debt reduction along with returning capital to shareholders through share repurchases and dividends

Investor Conference Call

The Company will host a conference call today, February 7, 2024, at 10 a.m. U.S. Eastern Time to discuss our first fiscal quarter 2024 results. We expect the call to last approximately one hour. This call will be webcast live on Berry’s website at https://ir.berryglobal.com/financials. A new, simplified event registration and access provides two ways to access the call. A replay of the webcast will be available via the same link on our website approximately two hours after the completion of the call.

By Telephone

Participants may register for the call here now or any time up to and during the time of the call, and will immediately receive the dial-in number and a unique pin to access the call. While you may register at any time up to and during the time of the call, you are encouraged to join the call 10 minutes prior to the start of the event.

Via the Internet

The conference call and accompanying webcast slides will also be broadcast live over the internet. To access the event, click on the following link: https://ir.berryglobal.com/financials. A replay of the webcast will be available via the same link on our website approximately two hours after the completion of the call.

About Berry

At Berry Global Group, Inc. (NYSE: BERY), we create innovative packaging solutions that we believe make life better for people and the planet. We do this every day by leveraging our unmatched global capabilities, sustainability leadership, and deep innovation expertise to serve customers of all sizes around the world. Harnessing the strength in our diversity and industry-leading talent of over 40,000 global employees across more than 250 locations, we partner with customers to develop, design, and manufacture innovative products with an eye toward the circular economy. The challenges we solve and the innovations we pioneer benefit our customers at every stage of their journey. For more information, visit our website, or connect with us on LinkedIn or X.

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Non-GAAP Financial Measures and Estimates

This press release includes non-GAAP financial measures such as operating EBITDA, Adjusted operating income, Adjusted earnings per share (or adjusted EPS), free cash flow, and comparable basis net sales, comparable adjusted EPS and comparable operating EBITDA. A reconciliation of these non-GAAP financial measures to comparable measures determined in accordance with accounting principles generally accepted in the United States of America (GAAP) is set forth at the end of this press release. Information reconciling forward-looking adjusted EPS and free cash flow is not provided because such information is not available without unreasonable effort due to the high variability, complexity, and low visibility with respect to certain items, including debt refinancing activity or other non-comparable items. These items are uncertain, depend on various factors, and could be material to our results computed in accordance with U.S. GAAP.

Forward Looking Statements

Statements in this release that are not historical, including statements relating to the expected future performance of the Company as well as estimates and statements as to the expected timing, completion and effects of the proposed transaction between Berry and Glatfelter, are considered “forward looking” within the meaning of the federal securities laws and are presented pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “would,” “could,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “outlook,” “anticipates” or “looking forward,” or similar expressions that relate to our strategy, plans, intentions, or expectations. All statements we make relating to estimates and statements about the benefits of the Glatfelter transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts, as well as statements we make relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates, and financial results or to our expectations regarding future industry trends are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments.

Our actual results may differ materially from those that we expected due to a variety of factors, including without limitation: (1) risks associated with our substantial indebtedness and debt service; (2) changes in prices and availability of resin and other raw materials and our ability to pass on changes in raw material prices to our customers on a timely basis; (3) risks related to acquisitions or divestitures and integration of acquired businesses and their operations, and realization of anticipated cost savings and synergies; (4) risks related to international business, including transactional and translational foreign currency exchange rate risk and the risks of compliance with applicable export controls, sanctions, anti-corruption laws and regulations; (5) increases in the cost of compliance with laws and regulations, including environmental, safety, and climate change laws and regulations; (6) labor issues, including the potential labor shortages, shutdowns or strikes, or the failure to renew effective bargaining agreements; (7) risks related to disruptions in the overall global economy, persistent inflation, supply chain disruptions, and the financial markets that may adversely impact our business; (8) risk of catastrophic loss of one of our key manufacturing facilities, natural disasters, and other unplanned business interruptions; (9) risks related to weather-related events and longer-term climate change patterns; (10) risks related to the failure of, inadequacy of, or attacks on our information technology systems and infrastructure; (11) risks that our restructuring programs may entail greater implementation costs or result in lower cost savings than anticipated; (12) risks related to future write-offs of substantial goodwill; (13) risks of competition, including foreign competition, in our existing and future markets; (14) risks related to market conditions associated with our share repurchase program; (15) risks related to market disruptions and increased market volatility; (16) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; (17) the risk that Glatfelter shareholder may not approve the transaction proposals; (18) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; (19) risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; (20) risks that the anticipated tax treatment of the proposed transaction is not obtained; (21) risks related to potential litigation brought in connection with the proposed transaction; (22) uncertainties as to the timing of the consummation of the proposed transaction; (23) risks and costs related to the implementation of the separation of the Berry Spinco., including timing anticipated to complete the separation, any changes to the configuration of the businesses included in the separation if implemented; (24) the risk that the integration of the combined companies is more difficult, time consuming or costly than expected; (25) risks related to financial community and rating agency perceptions of each of Berry and Glatfelter and its business, operations, financial condition and the industry in which they operate; (26) risks related to disruption of management time from ongoing business operations due to the proposed merger; (27) failure to realize the benefits expected from the proposed merger; effects of the announcement, pendency or completion of the proposed merger on the ability of the parties to retain customers and retain and hire key personnel and maintain relationships with their counterparties, and on their operating results and businesses generally; and (28) the other factors and uncertainties discussed in the section titled “Risk Factors” in our Annual Report on Form 10-K and subsequent filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statements that will be filed with the SEC in connection with the proposed transaction. We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. New factors may emerge from time to time, and it is not possible for us to predict new factors, nor can we assess the potential effect of any new factors on us. Accordingly, readers should not place undue reliance on those statements. All forward-looking statements are based upon information available to us on the date hereof. All forward-looking statements are made only as of the date hereof and we undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

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Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Berry and Glatfelter. In connection with the proposed transaction, Berry and Glatfelter intend to file relevant materials with the SEC, including a registration statement on Form S-4 by Glatfelter that will contain a prospectus of Glatfelter and the Spinco. that also constitutes a proxy statement of Glatfelter, and a registration statement by the Spinco.. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which Berry and/or Glatfelter may file with the SEC. STOCKHOLDERS OF BERRY AND GLATFELTER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the proxy statement/prospectus (when available) as well as other filings containing information about Berry and Glatfelter, as well as the Spinco., without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Berry or the Spinco. will be made available free of charge on Berry’s investor relations website at https://ir.berryglobal.com. Copies of documents filed with the SEC by Glatfelter will be made available free of charge on Glatfelter's investor relations website at https://www.glatfelter.com/investors.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

Berry and its directors and executive officers, and Glatfelter and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Glatfelter capital stock and/or the offering of securities in respect of the proposed transaction. Information about the directors and executive officers of Berry is set forth in the definitive proxy statement for Berry’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on January 4, 2024. Information about the directors and executive officers of Glatfelter is set forth in the proxy statement for Glatfelter's 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 31, 2023. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

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Berry Global Group, Inc.

Consolidated Statements of Income (Unaudited)

	Quarterly Period Ended
(in millions of USD)	December 30, 2023	December 31, 2022
Net sales	$2,853	$3,060
Costs and expenses:
Cost of goods sold	2,379	2,542
Selling, general and administrative	235	236
Amortization of intangibles	60	60
Restructuring and transaction activities	22	12
Operating income	157	210
Other expense	12	1
Interest expense, net	72	71
Income before income taxes	73	138
Income tax expense	14	32
Net income	$59	$106

Basic net income per share	$0.51	$0.86
Diluted net income per share	0.50	0.85

Outstanding weighted average shares (in millions)
Basic	115.6	123.7
Diluted	118.3	125.2

Condensed Consolidated Balance Sheets (Unaudited)

(in millions of USD)	December 30, 2023	September 30, 2023
Cash and cash equivalents	$507	$1,203
Accounts receivable	1,497	1,568
Inventories	1,689	1,557
Other current assets	257	205
Property, plant, and equipment	4,662	4,576
Goodwill, intangible assets, and other long-term assets	7,532	7,478
Total assets	$16,144	$16,587
Current liabilities, excluding current debt	2,345	2,703
Current and long-term debt	8,728	8,980
Other long-term liabilities	1,743	1,688
Stockholders’ equity	3,328	3,216
Total liabilities and stockholders' equity	$16,144	$16,587

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Condensed Consolidated Statements of Cash Flows (Unaudited)

	Quarterly Period Ended
(in millions of USD)	December 30, 2023	December 31, 2022
Cash flows from operating activities:
Net income	$59	$106
Depreciation	154	139
Amortization of intangibles	60	60
Non-cash interest, net	(19)	(13)
Settlement of derivatives	19	-
Deferred income tax	(23)	(33)
Share-based compensation expense	21	23
Other non-cash operating activities, net	11	(3)
Changes in working capital	(481)	(512)
Net cash from operating activities	(199)	(233)

Cash flows from investing activities:
Additions to property, plant, and equipment, net	(183)	(211)
Net cash from investing activities	(183)	(211)

Cash flows from financing activities:
Repayments on long-term borrowings	(1,858)	(84)
Proceeds from long-term borrowings	1,550	-
Repurchase of common stock	(7)	(166)
Proceeds from issuance of common stock	13	5
Dividends paid	(36)	(33)
Other, net	(4)	-
Net cash from financing activities	(342)	(278)
Effect of currency translation on cash	28	29
Net change in cash and cash equivalents	(696)	(693)
Cash and cash equivalents at beginning of period	1,203	1,410
Cash and cash equivalents at end of period	$507	$717

Non-U.S. GAAP Free Cash Flow:
Cash flow from operating activities	$(199)	$(233)
Additions to property, plant, and equipment (net)	(183)	(211)
Non-U.S. GAAP Free Cash Flow	$(382)	$(444)

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Segment and Supplemental Comparable Basis Information (Unaudited)

	Quarterly Period Ended December 30, 2023
(in millions of USD)	Consumer Packaging - International	Consumer Packaging- North America	Health, Hygiene & Specialties	Flexibles	Total
Net sales	$917	$699	$603	$634	$2,853

Operating income	$31	$63	$(3)	$66	$157
Depreciation and amortization	81	57	46	30	214
Restructuring and transaction activities	3	4	13	2	22
Impact of hyperinflation	-	-	15	-	15
Other non-cash charges	8	6	4	5	23
Operating EBITDA	$123	$130	$75	$103	$431

	Quarterly Period Ended December 31, 2022
Reported net sales	$936	$764	$663	$697	$3,060
Foreign currency, acquisitions & divestitures	40	11	17	7	75
Comparable net sales (1)	$976	$775	$680	$704	$3,135

Operating income	$47	$71	$34	$58	$210
Depreciation and amortization	74	51	44	30	199
Restructuring and transaction activities	3	1	3	5	12
Other non-cash charges	6	7	4	5	22
Foreign currency, acquisitions & divestitures	6	5	3	1	15
Comparable operating EBITDA (1)	$136	$135	$88	$99	$458

(1)	The prior year comparable basis change excludes the impacts of foreign currency, acquisitions, and divestitures. Further details related to non-GAAP measures and reconciliations can be found under our “Non-GAAP Financial Measures and Estimates” section or in reconciliation tables in this release.

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Reconciliation of Non-GAAP Measures

Reconciliation of Net income and earnings per share (EPS) to adjusted operating income, operating earnings before interest, tax, depreciation and amortization (EBITDA), and adjusted earnings per share (adjusted EPS)

(in millions of USD, except per share data amounts)

	Quarterly Period Ended
	December 30, 2023	December 31, 2022
Net income	$59	$106
Add: other expense	12	1
Add: interest expense	72	71
Add: income tax expense	14	32
Operating income	$157	$210

Add: restructuring and transaction activities	22	12
Add: impact of hyperinflation	15	-
Add: other non-cash charges	23	22
Adjusted operating income (2)	$217	$244

Add: depreciation	154	139
Add: amortization of intangibles	60	60
Operating EBITDA (2)	$431	$443

Net income per diluted share	$0.50	$0.85
Other expense, net	0.10	0.01
Restructuring and transaction activities	0.19	0.09
Impact of hyperinflation	0.13	—
Amortization of intangibles from acquisitions (1)	0.51	0.48
Income tax impact on items above	(0.21)	(0.13)
Foreign currency, acquisitions, and divestitures	—	0.04
Adjusted net income per diluted share (2)	$1.22	$1.34

Estimated Fiscal 2024
Cash flow from operating activities	$1,350-$1,450
Net additions to property, plant, and equipment	(550)
Free cash flow (2)	$800-$900

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(1)	Amortization of intangibles from acquisition are added back to better align our calculation of adjusted EPS with peers.

(2)	Supplemental financial measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“GAAP”). These non-GAAP financial measures should not be considered as alternatives to operating or net income or cash flows from operating activities, in each case determined in accordance with GAAP. Organic sales growth and comparable basis measures exclude the impact of currency translation effects and acquisitions. These non-GAAP financial measures may be calculated differently by other companies, including other companies in our industry, limiting their usefulness as comparative measures. Berry’s management believes that adjusted net income and other non-GAAP financial measures are useful to our investors because they allow for a better period-over-period comparison of operating results by removing the impact of items that, in management’s view, do not reflect our core operating performance.

We define “free cash flow” as cash flow from operating activities, less net additions to property, plant, and equipment. We believe free cash flow is useful to an investor in evaluating our liquidity because free cash flow and similar measures are widely used by investors, securities analysts, and other interested parties in our industry to measure a company’s liquidity. We also believe free cash flow is useful to an investor in evaluating our liquidity as it can assist in assessing a company’s ability to fund its growth through its generation of cash.

We also use Adjusted operating income, Operating EBITDA, adjusted EPS and comparable basis measures, among other measures, to evaluate management performance and in determining performance-based compensation. Operating EBITDA is a measure widely used by investors, securities analysts, and other interested parties in our industry to measure a company’s performance. We also believe EBITDA and Adjusted operating income are useful to an investor in evaluating our performance without regard to revenue and expense recognition, which can vary depending upon accounting methods.

(BERY-F)

Company Contact Information

Dustin Stilwell

VP, Investor Relations

+1 (812) 306 2964

ir@berryglobal.com

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